July 11, 2025
Jeff Long
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure and Accounting Office
100 F Street, NE
Washington, DC 20549

RE:	EA Series Trust (the “Registrant”) File Nos.: 333-195493 and 811-22961
This correspondence responds to comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff”) on June 25, 2025, with respect to the below funds’ (each, a “Fund” and collectively, the “Funds”) N-CSR filings:

Fund	Fiscal Year End Reviewed
Alpha Architect 1-3 Month Box ETF	9/30/2024
Alpha Architect Value Momentum Trend ETF	9/30/2024
Alpha Architect U.S. Quantitative Value ETF	9/30/2024
Alpha Architect International Quantitative Value ETF	9/30/2024
Alpha Architect U.S. Quantitative Momentum ETF	9/30/2024
Alpha Architect Tail Risk ETF	9/30/2024
Alpha Architect International Quantitative Momentum ETF	9/30/2024
AOT Growth and Innovation ETF	5/31/2024
Guru Favorite Stocks ETF	11/30/2024
Argent Mid Cap ETF	5/31/2024
Alpha Architect High Inflation and Deflation ETF	9/30/2024
EA Bridgeway Omni Small-Cap Value ETF	6/30/2024
EA Bridgeway Blue Chip ETF	6/30/2024
Relative Sentiment Tactical Allocation ETF	3/31/2025
For your convenience, your comments have been summarized with responses following each comment.
1.Comment: With respect to the Relative Sentiment Tactical Allocation ETF, the Staff notes that the Fund implements a fund of funds investment strategy. Please confirm that, to the extent the underlying funds in which the Fund invested during the reporting period made capital gains distributions, these distributions were disclosed in the Fund’s Statement of Operations. See Rule 6-07(7)(b) under Regulation S-X.
Response: The Registrant confirms that the Fund did not invest in an underlying fund that made a material (i.e., greater than $1) capital gains distribution during the reporting period, and therefore, no additional notation was necessary in the Fund’s Statement of Operations.
2.    Comment: With respect to the AOT Growth and Innovation ETF, please discuss in correspondence how the Fund met its required diversification given that its 5% positions totaled greater than 25% of the Fund’s total assets as of its March 31, 2024 reporting period.
Response: The Registrant confirms that the Fund met its diversification requirement as of the reporting period ended March 31, 2024. On March 30, 2024, the Fund made trades with respect to its positions in Salesforce Inc. and Toast Inc., which brought both positions below 5% of the Fund’s total assets. Following the March 30, 2024 trades, the Fund made no further trades with respect to these positions. Due to market movement, both positions drifted above 5% of the Fund’s total assets as of the end of trading on March 31, 2024. As the Fund’s exposure to each of Salesforce Inc. and Toast Inc. was below 5% of the Fund’s total assets at the time of last transaction and the Fund’s remaining positions greater than 5% of its total assets did not equal greater than 25% of the Fund’s total assets as of March 31, 2024, the Fund met its diversification requirement.
3.    Comment: With respect to the Alpha Architect High Inflation and Deflation ETF, the Staff notes that Note 1 to the Fund’s financial statements for the reporting period ended March 31, 2025 states that the Fund is considered diversified under the Investment Company Act of 1940, as amended (the “1940 Act”). However the Fund’s prospectus states that the Fund is non-divsersified under the 1940 Act. Please correct the applicable disclosure with respect to the Fund’s diversification classification in subsequent filings.
Response: The Registrant confirms that the Fund is classified as non-diversified under the 1940 Act. The Registrant will ensure that future filings for the Fund accurately reflect this classification.
If you have any questions regarding the enclosed, please do not hesitate to contact me at (614) 226-0139 or joshua.hinderliter@etfarchitect.com.
Sincerely,
/s/ Joshua J. Hinderliter
Joshua J. Hinderliter
Vice President
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